================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF NOVEMBER, 2002


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                   Form 20-F   X         Form 40-F
                                             -----                -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                   No   X
                                      -----                 -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-


================================================================================

                          INCORPORATION BY REFERENCE


Sappi Limited's report for the fourth quarter and year ended September 2002, furnished by the Registrant under this Form 6-K, except for the last sentence of the first paragraph of the section thereof entitled "Comment," the reference to the Registrant's expectations with respect to capital expenditures in the second sentence of the fourth paragraph of the section thereof entitled "Cash Flow and Debt," the fourth sentence of the sixth paragraph of the section thereof entitled "Cash Flow and Debt," the third and fourth sentences of the section thereof entitled "Operating Review for the Quarter - Sappi Fine Paper - North America," the second sentence of the third paragraph of the section thereof entitled "Operating Review for the Quarter - Forest Products," and the section thereof entitled "Outlook," and Sappi Limited's press release dated November 7, 2002, announcing the fourth quarter and year-end September 2002 results, furnished by the Registrant under this Form 6-K, except for the third paragraph and the last sentences of the first and fifth paragraphs of the section thereof entitled "Operational Review - Fine Paper," the last sentence of the first paragraph of the section thereof entitled "Operational Review - Forest Products," and the section thereof entitled "Outlook," are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                              [Graphic Omitted]


                    [Globe overlayed on Map of the World]


                                sappi limited


                           The word for fine paper


                      RESULTS FOR THE FOURTH QUARTER AND
                          YEAR ENDED SEPTEMBER 2002


                                     2002

Headline EPS - Quarter 30 US cents
             - Year 98 US cents

Strong cash flow

US business improves

Dividend increased to 28 US cents


summary

                                                                Quarter ended                               Year ended
                                             --------------------------------------------------------------------------------
                                              Sept.                  June            Sept.             Sept.            Sept.
                                              2002                   2002            2001              2002             2001
                                             --------------------------------------------------------------------------------
Sales
(US$ million)                                 1,052                   974              998             3,729            4,184
Operating profit (US$ million)                  122                    97               91               389              446
EBITDA
(US$ million)                                   219                   188              175               741              797
Operating profit to sales (%)                  11.6                  10.0              9.1              10.4             10.7
EBITDA to sales (%)                            20.8                  19.3             17.5              19.9             19.0
Operating profit to average net
assets (%)                                     13.0                  11.8             11.1              11.3             13.1
EPS before exceptional items
(Headline) (US cents)                            30                    28               23                98              113
EPS (US cents)                                   32                    29               20                95               59
Return on
equity (%)                                     18.6                  18.2             9.9*              14.2            15.9*
Net debt
(US$ million)                                 1,419                 1,572            1,126             1,419            1,126


*Before Mobile restructuring charge

         SAPPI IS THE WORLD'S LEADING PRODUCER OF COATED FINE PAPER.

     Sappi's achievements are driven by:

     o    Concentrated focus on our core business

     o    A successful pulp integration strategy

     o    A culture of innovation in products and technology

     o    The development of strong, globally competitive brands

     o    World-class assets

     o    An unrelenting focus on efficiency and cost management

Sales:
where the product is manufactured:*

     - North America     32%
     - Europe            47%
     - Southern Africa   21%

Sales:
where the product is sold*

     - North America       34%
     - Europe              44%
     - Far East and other   9%
     - Southern Africa     13%

Sales by product group*

     - Coated fine paper      67%
     - Uncoated fine paper     6%
     - Coated specialities     9%
     - Pulp                    8%
     - Commodity paper         7%
     - Other                   3%

Geographic ownership**

     - North American investors    49%
     - South African investors     38%
     - European investors          13%

*  for the year ended September 2002
** as at 30 September 2002

                                                          sappi fourth quarter

COMMENT

During the last two years the group's revenues have shrunk partly as a result of management's actions to close underperforming facilities and largely due to lower overall demand, sharply declining prices, particularly in North America, and the weakening of the Euro and the Rand relative to the US dollar. It is pleasing therefore to be able to report that, helped by the acquisition of Potlatch's coated fine paper business in the USA, our sales have increased in the past two quarters in spite of the continuing weak prices. The company is in a strong position to return to a growth path.

Demand for coated fine paper as measured by shipments from producers plus the net of imports and exports was 6.8% higher than the equivalent quarter last year in the USA and flat in Europe. For the full year, demand was flat in both markets. Inventories have declined in the customer chain over the last two years but appear to have reached a trough and started to stabilise. European industry exports of coated fine paper increased 26% compared to the previous full year.

Published data indicates that bench mark coated fine paper prices dropped sharply in the USA and in September 2002 were 8.6% below a year earlier (Coated # 3 Web) whilst Europe recorded a 1.9% decline over the same period (100gsm sheets Germany). We continued to curtail production and in the quarter reduced our output of paper and pulp by approximately 130,000 tons.

North American and Scandinavian pulp inventories increased during the quarter but remain at 1.6 million tons, a reasonable level after the quiet summer period, representing only 27 days of supply. Pulp prices started moving upwards in the second calendar quarter but dropped again slightly in the third calendar quarter.

Against this background, sales for the quarter increased 5% compared to a year earlier to US$1.1 billion.

Net profit before exceptional items of US$69 million was up 30% compared to the equivalent quarter last year. Earnings per share before exceptional items were 30 US cents, 2 US cents up on the previous quarter. Basic earnings per share were 32 US cents. Return on equity for the quarter was 18.6%.

Selling, general and administrative expenses declined by US$22 million compared with the same quarter last year. US$4 million was due to better management of expenses. The difference arose both from the reversal of accruals after the withdrawal of pending litigation and the reduction of accruals related to an over-cautious response to higher insurance deductibles post September 11, 2001.

Group operating profit increased 34% and the operating profit margin increased to 11.6% from 9.1% in the equivalent quarter last year.

Although our North American business returned to profitability in the final quarter as a result of stronger demand and the benefits of the Cloquet acquisition, its margins remain under pressure.


                                                          sappi fourth quarter

Net finance costs of US$29 million were 19% below the equivalent quarter last year despite increased debt following the Cloquet acquisition. Foreign exchange losses and the marking to market of financial instruments included in net finance costs were US$5 million for the quarter compared to US$15 million last year.

Sales for the year were US$3.7 billion, 11% lower than last year. Operating profit of US$389 million was 13% lower reflecting the pressure on margins experienced during the year.

For the full year, net profit before exceptional items was US$226 million, down 14% compared to the previous year. The year's earnings per share before exceptional items were 98 US cents and basic earnings per share were 95 US cents. Return on equity for the year was 14.2%.

Net finance costs for the year of US$74 million were 20% lower than last year, despite the Cloquet acquisition, US$4 million lower interest capitalised and a net increase of US$8 million in respect of foreign exchange movements and marking to market of financial instruments.

Last quarter, we indicated that we would enter into interest rate swaps in respect of a portion of our fixed long-term debt to variable rates to reduce our interest cost. To date we have not swapped into variable rates because, while it would be prudent to buy a collar, the requirement that such instruments be marked to market would likely result in excessive volatility in quarterly earnings caused by the changes in interest rates. We will continue to monitor interest rate developments and take action when appropriate.

CASH FLOW AND DEBT

EBITDA for the quarter was US$219 million, 25.1% higher than last year. Free cash flow for the year, after all cash charges and Capex, but prior to dividends and the acquisition of assets, was US$150 million for the quarter and US$292 million for the year.

Working capital was well managed and declined by US$50 million in the quarter and a total of US$89 million over the last two quarters.

During the quarter we repurchased approximately 984,000 shares at an average price of R119.48 per share (US$11.40) and a cost of US$11.2 million. Since December 2000 we have repurchased 13.0 million shares or approximately 5.5% of total shares in issue, at an average price of R64.16, some of which have been utilised by the share incentive scheme to meet its obligations.

Capital expenditure for the full year on fixed assets and plantations was US$205 million, which was well below the aggregate of depreciation, amortisation and fellings. Capital commitments have increased from US$162 million last quarter to US$228 million at the end of September 2002 and assuming the business outlook continues to improve, we expect capital expenditure to approach the level of depreciation next year. We continue rigorously to apply our existing criteria for capital allocations to all new capital expenditure projects.

Net debt declined by US$153 million in the quarter to US$1,419 million at the end of September 2002. Net debt to total capitalisation is 37.0%. We now have a very good debt maturity profile with the average maturity at approximately 10 years.


                                                          sappi fourth quarter

The group has reviewed its pension funds to take account of the recent significant changes in the performance and outlook of financial markets. Using revised and lower discount rates and assumed rates of return, the pension funds in our European businesses are adequately funded. There is a surplus in the South African fund (which has not been brought to account) but, in the UK and USA funds, a shortfall is projected. It is anticipated that the projected future additional annual charges required to correct the projected shortfall in those funds will be approximately 5 US cents per share and this situation will continue to be reviewed annually. The estimated surplus of the South African defined benefit plan has not been reflected on the group's balance sheet pending the outcome of the statutory allocation analysis of the surplus between the company and the members of the fund.

OPERATING  REVIEW FOR THE QUARTER

SAPPI FINE PAPER


                                   Quarter ended
                         ------------------------------------------------------
                         Sept. 2002             Sept. 2001           %
                         US$ million            US$ million        change
                         ------------------------------------------------------

Sales                      905                     826               9.6
Operating profit            78                      65              20.0
Operating margin (%)       8.6                     7.9                 -
EBITDA                     156                     130              20.0
EBITDA Margin (%)         17.2                    15.7                 -
RONOA p.a. (%)            10.4                    10.5                 -

Advertising spend and more specifically advertising print pages, which are key drivers of our performance have been slow to pick up. Since July 2002 we have seen a gradual improvement from a very low base and the outlook is that this should continue.

Our European and South African businesses performed well, but there is scope for improvement in our North American business - we saw the beginning of this in the last quarter.

Operating profit increased 20% to US$78 million, a return on net operating assets of 10.4%.

EUROPE

Despite overcapacity in the market and difficult market conditions, our European business continued to report solid results. Sales volume was about 2% up on a year earlier and 3% up on the previous quarter due to better exports. Domestic shipments remained flat. Average prices realised in the domestic market held up well throughout the year and were only 2% lower in Euro compared to the equivalent quarter last year.

Operating profit was 7% lower than a year earlier and the return on net operating assets was lower at 14.6 %.


                                                          sappi fourth quarter

                                 Quarter ended
                         -----------------------------------------------------
                          Sept. 2002     Sept. 2001     % chang       % change
                         US$ million    US$ million      (US$)          (Euro)
                         -----------------------------------------------------
Sales                          459          444            3.4          (6.7)
Operating profit                53           57          (7.0)         (16.1)
Operating margin (%)          11.5         12.8              -              -
EBITDA                          96           94            2.1          (7.8)
EBITDA Margin (%)             20.9         21.1              -              -
RONOA p.a. (%)                14.6         17.0              -              -


NORTH AMERICA

Our North American business returned to profitability, benefiting from seasonally strong demand, the recent start of a pick-up in print advertising and the benefits of the Cloquet acquisition and integration. The Cloquet integration is on track and we achieved the targeted benefits in the quarter. We remain confident that the announced synergies will be fully realised and that the acquisition will be accretive by 20 US cents per share in 2003.

There is still significant opportunity to improve the performance of our North American business including improving operating efficiencies at all of the mills.

                                         Quarter ended
                              -------------------------------------------------
                               Sept. 2002              Sept. 2001          %
                              US$ million              US$ million      change
                              -------------------------------------------------
Sales                              388                     323           20.1
Operating profit                    15                       0              -
Operating margin (%)               3.9                       0              -
EBITDA                              47                      26           80.8
EBITDA Margin (%)                 12.1                     8.0              -
RONOA p.a. (%)                     4.2                       0              -


FINE PAPER SA

The Southern African fine paper order book remains strong. Compared to a year earlier, average prices realised declined slightly in Dollar terms but were up 26% in Rand terms. We are focusing on cost control to avoid inflationary pressure following the sharp weakening of the Rand last year. Return on net operating assets was 46.0%.



                                                          sappi fourth quarter

                                Quarter ended
                         -----------------------------------------------------
                         Sept. 2002      Sept. 2001     % change      % change
                         US$ million     US$ million       US$          (Rand)
                         -----------------------------------------------------
Sales                        58               59           (1.7)         22.8
Operating profit             10                8           25.0          56.2
Operating margin (%)       17.2             13.6              -             -
EBITDA                       13               10           30.0          62.5
EBITDA Margin (%)          22.4             16.9              -             -
RONOA p.a. (%)             46.0             32.3              -             -


FOREST PRODUCTS

Demand in South Africa for packaging papers and newsprint remained firm on the back of solid GDP growth and continued import replacement. International demand for pulp, including dissolving pulp, improved slightly. Although NBSK pulp prices declined about US$20 during the quarter, they remain US$35 above the trough level of March/April 2002.

Dissolving pulp markets continued to be oversupplied leading to difficult trading conditions.

The sharp decline in the Rand at the end of 2001 has resulted in upward pressure on domestic costs, particularly of imported goods. We will continue to maintain very tight control on all of our input costs to ensure we maintain our very competitive cost base.

Operating profit increased 22.6% compared to the equivalent quarter last year.

Return on net operating assets was 21.3 %.

                                Quarter ended
                         -----------------------------------------------------
                         Sept. 2002      Sept. 2001     % change      % change
                         US$ million     US$ million       US$          (Rand)
                         -----------------------------------------------------
Sales                       147              172          (14.5)          6.8
Operating profit             38               31           22.6          53.2
Operating margin (%)       25.8             18.0              -             -
EBITDA                       57               50           14.0          42.5
EBITDA Margin (%)          38.8             29.1              -             -
RONOA p.a. (%)             21.3             14.4              -             -



                                                          sappi fourth quarter

DIVIDEND

The Board has declared a dividend of 28 US cents for the year ended September 2002. A dividend of 26 US cents was paid in the previous year.

OUTLOOK

There are signs that advertising spending is at last recovering. We also believe that the inventory reduction throughout the coated fine paper customer chain in our major markets has come to an end. As a result of these factors we expect apparent demand for coated fine paper to resume growth next year even if world economic growth is muted.

The industry capacity for coated fine paper in Europe remains above consumption and we therefore expect further growth in exports. The closure of 600,000 tons of US coated finepaper capacity over the last six months should tighten the supply-demand balance in the US and we expect a modest improvement in operating rates and prices, an expectation supported by the late but healthy demand for catalogues this season.

In both regions we will continue to match our output to customer demand.

Pulp prices, which had strengthened since the beginning of the second calendar quarter, declined in recent weeks as global inventories increased. We do not expect this decline to be a long-term trend. Provided there is reasonable economic growth as predicted by most analysts in the year ahead, we would expect pulp demand to increase and pulp prices to rise modestly in the second half of the year.

Overall we are cautiously optimistic that, barring a major shock in the world economy, our earnings will show reasonable growth in the next year.


On behalf of the Board

E van As                                D G Wilson
Director                                Director


7 November 2002


                                                          sappi fourth quarter

DIVIDEND ANNOUNCEMENT

The Board has declared a dividend (number 79) of 28 US cents per share for the year ended September 2002.

In compliance with the requirements of STRATE, the JSE Securities Exchange's electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:

Last day to trade cum dividend:                        Friday 3 January 2003

Date on which shares commence trading ex-dividend:     Monday 6 January 2003

Record date:                                           Friday 10 January 2003

Payment date:                                          Monday 13 January 2003

Dividends payable from the Johannesburg transfer office will be paid in South African rands (except that nominee shareholders, including the nominees of the US ADR depositary bank, who are nominees for South African non-residents may elect, on or before Wednesday 8 January 2003, to receive payment in United States dollars) and dividends payable from the London transfer office will be paid in British pounds sterling or in the case of shareholders with registered addresses in the USA, in United States dollars. Dividends payable other than in United States dollars will be calculated at the respective rates of exchange ruling on Monday 23 December 2002. Those rates will be announced on 24 December 2002.

There will not be any dematerialisation nor rematerialisation of Sappi Limited share certificates from 6 January to 10 January 2003, both days inclusive.



Sappi Management Services (Pty) Limited
Secretaries
Per D J O'Connor 7

sappi limited
(Registration number 1936/008963/06)
JSE Code: SAP
ISN Code: ZAE 000006284

November 2002


                                                          sappi fourth quarter

FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                          sappi fourth quarter

DEFINITIONS

Debt/total capitalisation - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits), divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

EBITDA - earnings before interest, tax, depreciation, amortisation and fellings (before non-trading profit/loss)

EBITDA Margin - EBITDA divided by sales

Fellings - the amount charged against the income statement representing the standing cost of the plantations harvested

Net asset value - shareholders' equity plus net deferred tax

Net assets - total assets less current liabilities

NOPAT - net operating profit after current tax

ROE - return on average equity. Net profit divided by average shareholders' equity

RONA - operating profit divided by average net assets

RONOA - operating profit divided by average net operating assets, which are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)



                                                          sappi fourth quarter

                   ----------------------------------------
                   Financial results for the fourth quarter
                        and year ended September 2002
                   ----------------------------------------












                                                          sappi fourth quarter


GROUP INCOME STATEMENT


                                        Reviewed         Reviewed                     Reviewed        Audited
                                         Quarter          Quarter                         Year           Year
                                           ended            ended                        ended          ended
                                      Sept. 2002       Sept. 2001                   Sept. 2002     Sept. 2001
                                     US$ million      US$ million       % change   US$ million    US$ million      % change
                                     --------------------------------------------------------------------------------------
Sales                                      1,052              998            5.4         3,729          4,184        (10.9)
Cost of sales                                861              816                        3,008          3,375
                                     --------------------------------------------------------------------------------------
Gross profit                                 191              182            4.9           721            809        (10.9)
Selling, general and
  administrative expenses                     69               91                          332            363
                                     --------------------------------------------------------------------------------------
Operating profit                             122               91           34.1           389            446        (12.8)
Non-trading (profit) loss                     (2)               3                           17            207
Net finance costs                             29               36                           74             92
  Net paid                                    30               27                           96            126
  Capitalised                                 (6)              (6)                         (29)           (33)
  Net foreign exchange losses
    (gains)                                    1               13                           (4)            (1)
  Mark to market of financial
    instruments                                4                2                           11              -
                                     --------------------------------------------------------------------------------------
Profit before taxation                        95               52                          298            147
Taxation - current                            28               47                           52             88
         - deferred                           (6)             (42)                          26            (79)
                                     --------------------------------------------------------------------------------------
Net profit for the period                     73               47           55.3           220            138         59.4
                                     --------------------------------------------------------------------------------------
EBITDA                                       219              175           25.1           741            797         (7.0)
                                     --------------------------------------------------------------------------------------
Basic earnings per share
  (US cents)                                  32               20                           95             59
Earnings before exceptional
  items
(Headline earnings) per share
  (US cents)                                  30               23                           98            113
Weighted average number of
  shares in issue (millions)               230.2            229.6                        230.2          232.8
Diluted earnings per share
  (US cents)                                  31               20                           94             59
Diluted earnings before
  exceptional items
(Headline earnings) per share
  (US cents)                                  30               23                           97            112
Weighted average number of
  shares on fully diluted basis
  (millions)                               233.4            232.6                        233.4          235.2
Calculation of earnings before
  exceptional items (Headline)
  net of tax
Net profit for the period                     73               47                          220            138
(Profit) loss on disposal of
  business and fixed assets                   (1)               4                            1              4
Mill closure costs and asset
  impairment                                   1               (2)                           6            118
Debt restructuring costs                       -                -                            6              -
Deferred finance fees written
  off on early settlement of
loans                                          -                5                            -              5
Decrease in provisions                        (4)              (1)                          (7)            (2)
                                     --------------------------------------------------------------------------------------
Earnings before exceptional
  items (Headline)                            69               53                          226            263
                                     --------------------------------------------------------------------------------------



                                                          sappi fourth quarter

GROUP BALANCE SHEET


                                                      Reviewed         Audited
                                                    Sept. 2002      Sept. 2001
                                                   US$ million     US$ million
                                                   ---------------------------
ASSETS
Non-current assets                                       3,639           3,344
  Property, plant and equipment                          3,189           2,890
  Plantations                                              298             324
  Deferred taxation                                          6               4
  Other non-current assets                                 146             126
Current assets                                           1,002           1,160
  Cash and cash equivalents                                161             445
  Trade and other receivables                              320             202
  Inventories                                              521             513
                                                   ---------------------------
Total assets                                             4,641           4,504
                                                   ---------------------------
EQUITY AND LIABILITIES
Shareholders' equity
 Ordinary shareholders' interest                         1,601           1,503
Minority interest                                            2               3
Non-current liabilities                                  2,110           1,638
  Interest-bearing borrowings                            1,455           1,012
  Deferred taxation                                        399             385
  Other non-current liabilities                            256             241
Current liabilities                                        928           1,360
  Interest-bearing borrowings and bank overdraft           125             559
  Other current liabilities                                803             801
                                                   ---------------------------
Total equity and liabilities                             4,641           4,504
                                                   ---------------------------
Number of shares in issue (millions)                     230.2           229.5
Net debt (US$ million)                                   1,419           1,126
Net debt to total capitalisation (%)                      37.0            30.4
Net asset value per share (US$)                           8.66            8.21
                                                   ---------------------------



                                                          sappi fourth quarter

GROUP CASH FLOW STATEMENT


                                            Reviewed                Reviewed                 Reviewed                 Audited
                                             Quarter                 Quarter                     Year                    Year
                                               ended                   ended                    ended                   ended
                                          Sept. 2002              Sept. 2001               Sept. 2002              Sept. 2001
                                         US$ million             US$ million              US$ million             US$ million
                                         -------------------------------------------------------------------------------------
Cash generated by operations                     226                     164                      744                      771
Movement in working capital                       50                     177                      (42)                      51
Net finance costs                                (35)                    (42)                    (103)                    (125)
Taxation paid                                    (26)                    (41)                     (89)                     (94)
Dividends paid                                     -                       -                      (60)                     (60)
                                         -------------------------------------------------------------------------------------
Cash retained from
operating activities                             215                     258                      450                      543
Cash effects of investing
  activities                                     (60)                    (81)                    (701)                    (303)
  Normal investing activities                    (65)                    (81)                    (218)                    (303)
  Acquisition of net assets                        5                       -                     (483)                       -
                                         -------------------------------------------------------------------------------------
                                                 155                     177                     (251)                     240
Cash effects of financing
activities                                      (189)                     40                      (29)                     (90)
                                         -------------------------------------------------------------------------------------
Net movement in cash and
  cash equivalents                               (34)                    217                     (280)                     150
                                         -------------------------------------------------------------------------------------




GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         Reviewed                 Audited
                                                                             Year                    Year
                                                                            ended                   ended
                                                                       Sept. 2002              Sept. 2001
                                                                      US$ million             US$ million
                                                                      -----------------------------------
Balance - beginning of year                                                 1,503                   1,618
Net profit for the year                                                       220                     138
Foreign currency translation reserve                                         (62)                   (118)
Revaluation of derivative instruments                                           3                       8
Dividends paid - US$0.26 (2001: US$0.25) per share                           (60)                    (60)
Net transfers to share purchase trust (share buybacks)                        (3)                    (83)
                                                                      -----------------------------------
Balance - end of year                                                       1,601                   1,503
                                                                      -----------------------------------



                                                          sappi fourth quarter

NOTES TO THE GROUP RESULTS

1.   Basis of preparation

     The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The same accounting policies have been followed as in the annual financial statements for September 2001.

     The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

                                                 Reviewed          Reviewed           Reviewed           Audited
                                                  Quarter           Quarter               Year              Year
                                                    ended             ended              ended             ended
                                               Sept. 2002        Sept. 2001         Sept. 2002        Sept. 2001
                                              US$ million       US$ million        US$ million       US$ million
                                              ------------------------------------------------------------------
2.  Operating profit
    Included in operating profit are:
      Depreciation                                     85                73                310               300
      Fellings                                          7                 6                 26                30
      Amortisation                                      5                 5                 16                21
                                              ------------------------------------------------------------------
                                                       97                84                352               351
                                              ------------------------------------------------------------------
3.  Capital expenditure
      Fixed assets (excluding
        Cloquet assets acquired)                                                           180               293
      Plantations                                                                           25                28
                                              ------------------------------------------------------------------
                                                                                           205               321
                                              ------------------------------------------------------------------
4.  Capital commitments
      Contracted but not provided                                                           55                78
      Approved but not contracted                                                          173               109
                                              ------------------------------------------------------------------
                                                                                           228               187
                                              ------------------------------------------------------------------
5.  Contingent liabilities
      Guarantees and suretyships                                                            66                79
      Other contingent liabilities                                                          14                27



                                                          sappi fourth quarter

REGIONAL INFORMATION
                                         Reviewed       Reviewed                       Reviewed       Audited
                                          Quarter        Quarter                           Year          Year
                                            ended          ended                          ended         ended
                                       Sept. 2002     Sept. 2001                     Sept. 2002    Sept. 2001
                                      US$ million    US$ million      % change      US$ million   US$ million        % change
                                      ---------------------------------------------------------------------------------------
Sales - Metric
tons (000's)
Fine Paper -       North America              398            287          38.7            1,163         1,238            (6.1)
                   Europe                     560            551           1.6            2,180         2,168             0.6
                   Southern Africa             76             78          (2.6)             310           288             7.6
                                      ---------------------------------------------------------------------------------------
                   Total                    1,034            916          12.9            3,653         3,694            (1.1)
Forest Products                               605            585           3.4            2,434         2,412             0.9
                                      ---------------------------------------------------------------------------------------
Total                                       1,639          1,501           9.2            6,087         6,106            (0.3)
                                      ---------------------------------------------------------------------------------------
Sales
Fine Paper -       North America              388            323          20.1            1,197         1,442           (17.0)
                   Europe                     459            444           3.4            1,744         1,781            (2.1)
                   Southern Africa             58             59          (1.7)             215           229            (6.1)
                                      ---------------------------------------------------------------------------------------
                   Total                      905            826           9.6            3,156         3,452            (8.6)
Forest Products                               147            172         (14.5)             573           732           (21.7)
                                      ---------------------------------------------------------------------------------------
Total                                       1,052            998           5.4            3,729         4,184           (10.9)
                                      ---------------------------------------------------------------------------------------
Operating profit
Fine Paper -       North America               15              -             -              (21)           40               -
                   Europe                      53             57          (7.0)             217           177            22.6
                   Southern Africa             10              8          25.0               34            31             9.7
                                      ---------------------------------------------------------------------------------------
                   Total                       78             65          20.0              230           248            (7.3)
                                      ---------------------------------------------------------------------------------------
Forest Products                                38             31          22.6              141           194           (27.3)
Corporate                                       6             (5)            -               18             4           350.0
                                      ---------------------------------------------------------------------------------------
Total                                         122             91          34.1              389           446           (12.8)
                                      ---------------------------------------------------------------------------------------
Earnings before
interest, tax,
depreciation and
amortisation charges *
Fine Paper -       North America               47             26          80.8               89           150           (40.7)
                   Europe                      96             94           2.1              378           325            16.3
                   Southern Africa             13             10          30.0               42            38            10.5
                                      ---------------------------------------------------------------------------------------
                   Total                      156            130          20.0              509           513            (0.8)
Forest Products                                57             50          14.0              214           280           (23.6)
Corporate                                       6             (5)            -               18             4           350.0
                                      ---------------------------------------------------------------------------------------
Total                                         219            175          25.1              741           797            (7.0)
                                      ---------------------------------------------------------------------------------------
Net operating
assets
Fine Paper -       North America            1,483          1,009          47.0            1,483         1,009            47.0
                   Europe                   1,420          1,333           6.5            1,420         1,333             6.5
                   Southern Africa             90            100         (10.0)              90           100           (10.0)
                                      ---------------------------------------------------------------------------------------
                   Total                    2,993          2,442          22.6            2,993         2,442            22.6
Forest Products                               714            825         (13.5)             714           825           (13.5)
Corporate                                     (36)           (13)        176.9              (36)          (13)          176.9
                                      ---------------------------------------------------------------------------------------
Total                                       3,671          3,254          12.8            3,671         3,254            12.8
                                      ---------------------------------------------------------------------------------------

* before non-trading (profit) loss



                                                          sappi fourth quarter

CONVENIENCE TRANSLATION INTO RANDS

                                     Unaudited          Unaudited                      Unaudited          Unaudited
                                       Quarter            Quarter                           Year               Year
                                         ended              ended                          ended              ended
                                    Sept. 2002         Sept. 2001     % change        Sept. 2002         Sept. 2001     % change
                                   ----------------------------------------------------------------------------------------------
Sales
(ZAR million)                           11,027              8,370         31.7            39,301             33,294         18.0
Operating profit
  (ZAR million)                          1,279                763         67.6             4,100              3,549         15.5
Profit after taxation
  (ZAR million)                            765                394         94.2             2,319              1,098        111.2
EBITDA (ZAR million)                     2,296              1,468         56.4             7,810              6,342         23.1
Operating profit to sales(%)              11.6                9.1                           10.4               10.7
EBITDA to sales (%)                       20.8               17.5                           19.9               19.0
Operating profit to average
  net assets (%)                          13.1               11.0                           12.2               13.0
EPS before exceptional
  items (Headline)
  (SA cents)                               314                193         62.7             1,033                899         14.9
Basic EPS (SA cents)                       335                168         99.4             1,001                469        113.4
EBITDA per share (SA cents)                997                639         56.0             3,393              2,724         24.6
Net debt (ZAR million)                                                                    14,956             10,065         48.6
Net debt to total
  capitalisation (%)                                                                        37.0               30.4
Cash generated by
  operations (ZAR million)               2,369              1,375         72.3             7,841              6,135         27.8
Cash retained from
  operating activities (ZAR
  million)                               2,254              2,164                          4,743              4,321
Net movement in cash and
  cash equivalents (ZAR
  million)                                (356)             1,820                         (2,951)             1,194
Exchange rates:
  Period end rate:
  US$1 = ZAR                           10.5400             8.9386                        10.5400             8.9386
  Average rate: US$1 = ZAR             10.4818             8.3871                        10.5393             7.9574
  Period end rate:
  US$1 = EUR                            1.0216             1.0909                         1.0216             1.0909
  Average rate: US$1 = EUR              1.0153             1.1251                         1.0884             1.1293



                                                          sappi fourth quarter

                              [GRAPHIC OMITTED]


Sappi ordinary shares

[caption]


Price chart for Sappi ordinary shares for the period from January 1, 1999 to November 1, 2002.


[chart description]




ADR price (NYSE Ticker:SPP)
note: (1 ADR = 1 Sappi share)

[caption]

Price chart for Sappi ADR's for the period from January 1, 1999 to November 1, 2002.

[chart description]


                                                          sappi fourth quarter

This report is available on the Sappi website - www.sappi.com

Other interested parties can obtain printed copies of this report from:

SOUTH AFRICA:
Computershare Investor Services Limited,
8th Floor, 11 Diagonal Street, Johannesburg, 2001
PO Box 1053, Johannesburg, 2000. Tel +27 (0)11 370-5000.

UNITED KINGDOM:
Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, DX 91750, Beckenham West. Tel +44 (0)208 639-2157.

UNITED STATES ADR DEPOSITARY:
Bank of New York, ADR Department,
101 Barclay Street, New York, NY 10286. Tel +1 212 815-5800.
www.sappi.com


                                                          sappi fourth quarter

SAPPI


PRESS RELEASE


Johannesburg, 7th November 2002


SAPPI EARNINGS UP 30% IN FINAL QUARTER.  DIVIDEND INCREASED.

Sappi, the world's leading producer of coated fine paper, today announced year-end and fourth quarter results for the period to September 2002.

ANNUAL RESULTS - HIGHLIGHTS

     o    Headline EPS at 98 US cents
     o    Dividend increased to 28 US cents
     o    US business improves
     o    Cloquet achieves target synergies
     o    Strong balance sheet

Commenting on the results, Sappi Chairman, Eugene van As, said:

"The past year has been a difficult one. The sharp decline in print advertising and advertising pages has had a marked effect on the demand for coated paper, particularly in the United States. The effect of this decline, compounded by declining prices, has been severe on our business but in spite of this our US business, which was loss-making earlier in the year, has returned to profitability. Our European business performed well although it too faced an extremely difficult market situation. In contrast our South African businesses saw reasonably robust growth and benefited from a weaker currency but the geographic spread of our assets has enabled the Group to withstand the changing global conditions well."

RESULTS FOR THE YEAR

The Group's headline earnings per share were 98 US cents, 13.3% below last year, a good performance in difficult markets. In Rand terms the Group's headline earnings were 14.9% above last year. For the year, Group sales shrank 11% to $3.7 billion.

Sales increased in the last two quarters of the year in spite of continuing weak prices, indicating a renewed growth pattern. As a result of the reduction in sales, EBITDA reduced 7% to $741 million (2001 $797 million), however EBITDA margin was slightly up at 19.9% (2001 19.0%) reflecting the Group's operating efficiencies.

Return on equity for the year was 14.2%.

Sappi ended the year with a strong balance sheet and the business generated healthy free cash flows of US$150 million in the final quarter. During the year the Group restructured its debt profile and now has an average debt maturity of approximately 10 years.

OPERATIONAL REVIEW

FINE PAPER

It remained difficult in the fine paper markets, particularly in North America, which continued to experience low prices. Advertising spend and more specifically advertising print pages, which are key drivers of our performance have been slow to pick up. Since July we have seen a gradual improvement from a very low base and the outlook is that this should continue.

Our European business continued to report solid results despite difficult market conditions. Sales volume remained depressed but was about 2% up on a year earlier and 3% up on the previous quarter. Average prices realised in the domestic market held up well throughout the year and were only 2% lower in Euro compared to the equivalent quarter last year, which was very good under the circumstances.

Our North American business returned to profitability, benefiting from seasonally strong demand, what appears to be the start of a pick up in print advertising and the benefits of the Cloquet acquisition and integration. The Cloquet integration is on track and we remain confident that the acquisition will be accretive by 20 US cents per share in 2003. We achieved the targeted benefits in the quarter.

The Southern African fine paper order book remains strong. Compared to a year earlier, average prices realised declined slightly in dollar terms but were up 26% in Rand terms. We are focusing on cost control to avoid inflationary pressure following the weakening of the Rand last year. Return on net operating assets was 46.0%.

Commenting on the fine paper division's overall performance Bill Sheffield, Fine Paper CEO said: "Against very tough market conditions the division's operations performed well overall, particularly in Europe and South Africa, both of which enjoy low cost bases. Our European business fared better than many of its competitors and continued to deliver a high level of service and product to our customers. Our North American business has improved and is on track to meet the targets for its recent acquisition."

FOREST PRODUCTS

Demand for packaging paper and newsprint in South Africa remained firm on the back of solid GDP growth and continued import replacement. International demand for pulp, including dissolving pulp, improved slightly. The sharp decline in the Rand at the end of 2001 resulted in upward pressure on domestic costs particularly of imported goods and we will continue to maintain very tight control on all of our input costs to ensure we maintain our very competitive cost base.

Dissolving pulp markets were weak.

Commenting on the Forest Product division's overall performance John Job, the division's CEO, said: "The Forest Products business delivered good results. It has a low cost base and it benefited from the weaker currency, which improved margins on its export business. Sappi Usutu, which was loss-making in the previous year, has staged an impressive turnaround and beat its cost of capital in 2002, while Saiccor continued to achieve reasonable margins despite operating at low capacity utilisation because of weak market conditions."

OUTLOOK

Looking forward there are signs that advertising spending is at last recovering. We also believe that the inventory reduction throughout the coated fine paper customer chain in our major markets has come to an end. As a result of these factors we expect apparent demand for coated fine paper to resume growth next year even if world economic growth is muted.

The industry capacity for coated fine paper in Europe remains above consumption and we therefore expect further growth in exports. The closure of 600,000 tons of US coated fine paper capacity over the last 6 months should tighten the supply-demand balance in the US and we expect a modest improvement in operating rates and prices, an expectation supported by the late, but healthy, demand for catalogues this season. In both regions we will continue to match our output to customer demand.

Pulp prices, which had strengthened since the beginning of the second calendar quarter, declined in recent weeks as global inventories increased. We do not expect this decline to be a long term trend. Provided there is reasonable economic growth in the year ahead, as predicted by most analysts, we would expect pulp demand to increase and pulp prices to rise modestly in the second half of the year.

We are cautiously optimistic that, barring a major shock in the world economy, our earnings will show reasonable growth next year.

                                                                           ends


FORWARD-LOOKING STATEMENTS
--------------------------

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



Issued by:

Brunswick South Africa
on behalf of Sappi Limited
Tel + 27 (0) 11 268 5750
Fax + 27 (0) 11 268 5747

Andre F Oberholzer, Corporate Affairs and Communication Manager
Sappi Limited
Tel +27(0) 11 407 8044
Fax +27(0) 11 403 8236
Mobile +27(0) 82 906 0638
Andre.Oberholzer@za.sappi.co

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SAPPI LIMITED

                                          by
                                             /s/ D.G. Wilson
                                             -----------------------------------
                                             Name:   D.G. Wilson
                                             Title:  Executive Director: Finance


Date:  November 12, 2002